UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated July 15, 2025

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 15 July 2025 entitled ‘VODAFONE ANNOUNCES PRICING OF CASH TENDER OFFERS’.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL

THIS ANNOUNCEMENT RELATES TO THE DISCLOSURE OF INFORMATION THAT QUALIFIED OR MAY HAVE QUALIFIED AS INSIDE INFORMATION WITHIN THE MEANING OF ARTICLE 7(1) OF UK MAR

15 July 2025

VODAFONE GROUP PUBLIC LIMITED COMPANY ANNOUNCES PRICING AND ACCEPTANCE AMOUNTS OF ITS CASH TENDER OFFERS OF CERTAIN U.S. DOLLAR AND STERLING DENOMINATED NOTES DUE 2043 TO 2059 AND EXTENSION OF EARLY TENDER PREMIUM

(Newbury, Berkshire - England) - July 15, 2025 - Vodafone Group Plc ("Vodafone" or the "Company") announced today the pricing of its previously announced offers to purchase for cash the outstanding series of notes listed in the table below (the "Notes") upon the terms of, and subject to the conditions set out in, the offer to purchase dated June 30, 2025 (the "Offer to Purchase").

Each offer to purchase each series of Notes is referred to herein as an "Offer" and the offers to purchase the Notes as the "Offers." Capitalised terms not otherwise defined in this announcement have the same meaning as assigned to them in the Offer to Purchase.

Pricing and Early Acceptance of Offers

Upon the terms and subject to the conditions set forth in the Offer to Purchase, the Total Consideration (as defined in the Offer to Purchase) for the Notes is set forth in the following table:

Title of Security	CUSIP/ISIN /Common Code	Principal Amount Outstanding	Acceptance Priority Level(1)	Sub-Cap(2)	Aggregate Principal Amount Tendered	Aggregate Principal Amount Accepted	Reference Yield	Fixed Spread (basis points)	Total Consideration (3)(4)
USD 4.25% Notes due September 17, 2050 (the "2050 Notes")	92857WBU3 / US92857WBU36 / N/A	$1,500,000,000	1	$750,000,000(4)	$671,058,000	$671,058,000	5.014%	100	$772.64
USD 5.125% Notes due June 19, 2059 (the "2059 Notes")	92857WBT6 / US92857WBT62 / N/A	$500,000,000	2	N/A	$196,695,000	$196,695,000	5.014%	105	$865.51
GBP 3.00% Notes due August 12, 2056 (the "2056 Notes")	N/A / XS1472483772 / 147248377	£1,000,000,000	3	N/A	£677,854,000	£677,854,000	5.462%	80	£549.41
USD 4.875% Notes due June 19, 2049 (the "USD 2049 Notes")	92857WBS8 / US92857WBS89 / N/A	$1,750,000,000	4	N/A	$563,960,000	$563,960,000	5.014%	100	$856.46
GBP 3.375% notes due August 8, 2049 (the "GBP 2049 Notes")	N/A / XS1468494239 / 146849423	£800,000,000	5	N/A	£464,109,000	£464,109,000	5.389%	80	£643.78
USD 5.25% Notes due May 30, 2048 (the "2048 Notes")	92857WBM1 / US92857WBM10 / N/A	$1,443,947,000	6	N/A	$185,834,000	$185,834,000	5.008%	95	$912.13
USD 4.375% Notes due February 19, 2043 (the "2043 Notes")	92857WBD1 / US92857WBD11 / N/A	$751,064,000	7	N/A	$47,313,000	$47,313,000	5.008%	70	$853.21

Notes:
(1) The Offers are subject to the Maximum Tender Amount and Acceptance Priority Levels.
(2)         The 2050 Sub-Cap, as set out in Table I above, represents the maximum aggregate principal amount of 2050 Notes that shall be purchased by the Company, subject to the applicable Maximum Tender Amount.
(3)         The Total Consideration in respect of each series of the Notes were calculated at or around 10:30 a.m., New York City time, today (the "Price Determination Date") in accordance with standard market practice, as described in the Offer to Purchase.
(4)         For each $1,000 or £1,000, as applicable, principal amount of Notes validly tendered at or prior to 5:00 p.m., New York City time, on July 29, 2025 (the "Expiration Date") calculated in accordance with standard market practice, as described in the Offer to Purchase. The Company has announced today that it has amended the terms and conditions of the Offers to extend the deadline for receiving the applicable Early Tender Premium with respect to each series of Notes through to the Expiration Date. The amounts shown already include the Early Tender Premium.

Results of the Offers at the Early Tender Deadline were announced on July 15, 2025. The amount of a series of Notes that will be purchased in the Offers has been determined in accordance with the acceptance priority levels set forth in the table above (each an "Acceptance Priority Level"), with 1 being the highest Acceptance Priority Level and 7 being the lowest Acceptance Priority Level, subject to the Maximum Tender Amount and, with respect to the 2050 Notes, the 2050 Sub-Cap. As indicated in the table above, all Notes that were validly tendered prior to the Early Tender Deadline have been accepted in full, without proration.

Subject to the terms and conditions of the Offers, Holders that validly tendered and did not validly withdraw their Notes at or prior to the Early Tender Deadline and whose Notes are accepted for purchase by the Company will be eligible to receive the applicable Total Consideration, which already includes the Early Tender Premium, together with an amount equal to the Accrued Interest. The Company expects the Early Settlement Date to occur on the second business day after the Early Tender Deadline, July 17, 2025.

Expiration Deadline and Extension of Early Tender Premium

The Offers for the Notes will expire at 5:00 p.m., New York City time, on July 29, 2025 (such date and time, as the same may be extended, the "Expiration Date"). In addition, the Company announced today that it has amended the terms and conditions of the Offers to extend the deadline for receiving the applicable Early Tender Premium with respect to each series of Notes through to the Expiration Date, unless extended or earlier terminated. Accordingly, subject to the Maximum Tender Amount, the Acceptance Priority Levels and the 2050 Sub-Cap, Holders who validly tender their Notes following the Early Tender Deadline and at or prior to the Expiration Date will now receive the applicable Total Consideration (which includes the applicable Early Tender Premium) for such Notes accepted for purchase.

The Withdrawal Deadline has passed and has not been extended. Notes tendered pursuant to the Offers may no longer be withdrawn, except as required by law.

The "Final Tender Results Announcement Date" is expected to be July 30, 2025, unless the Offers are extended. In respect of Notes that are validly tendered after the Early Tender Deadline and at or prior to the Expiration Date and accepted for purchase, the Company expects the Final Settlement Date to occur on the second business day after the Expiration Date, July 31, 2025.

In addition to the applicable Total Consideration, Holders whose Notes are accepted for purchase will be paid the Accrued Interest thereon. Interest will cease to accrue on the applicable Settlement Date for all Notes accepted in the Offers.

The consummation of the Offers and the Company's obligation to accept and pay for the Notes validly tendered (and not validly withdrawn) pursuant to the Offers are subject to the satisfaction or waiver of certain conditions described in the Offer to Purchase and subject to the Maximum Tender Amount. The Company reserves the right, subject to applicable law, to amend or waive any and all conditions to the Offers.

The purchase price for the Dollar Notes and the Sterling Notes will be paid in U.S. Dollars and Sterling, respectively. To determine whether the Maximum Tender Amount has been reached at any given point, the aggregate applicable purchase price payable (excluding Accrued Interest) for the Dollar Notes and the Sterling Notes validly tendered was or will be converted into Euro using a conversion rate of $1: €0.8573 with respect to the Dollar Notes and £1: €1.1510 with respect to the Sterling Notes, which were the exchange rates as of 5:00 p.m., New York City time, on the Early Tender Deadline as reported on the Bloomberg screen page "BFIX" under the headings "USDEUR" and "GBPEUR", respectively.

Holders of Notes are advised to check with any intermediary (as defined in the Offer to Purchase) through which they hold Notes as to when such intermediary would need to receive instructions from a beneficial owner in order for that beneficial owner to be able to participate in, or (in the circumstances in which revocation is permitted) revoke their instruction to participate in the Offers before the deadlines specified herein and in the Offer to Purchase. The deadlines set by any such intermediary and the applicable Clearing System for participation in the Offers may be earlier than the relevant deadlines specified herein and in the Offer to Purchase.

The Company has retained Merrill Lynch International, and Deutsche Bank AG, London Branch and Deutsche Bank Securities Inc. (collectively, "Deutsche Bank Securities"), as Dealer Managers and Kroll Issuer Services Limited as Tender and Information Agent (the "Tender and Information Agent") for the purposes of the Offers.

Questions regarding procedures for tendering the Notes may be directed to the Tender and Information Agent at +44 20 7704 0880 or by email to vodafone@is.kroll.com, Attention: Owen Morris. Questions regarding the Offers may be directed to Merrill Lynch International at +44 207 996 5420 (in London), +1 (888) 292-0070 (U.S. toll free) or +1 (980) 387-3907 (U.S.) or by email to DG.LM-EMEA@bofa.com and to Deutsche Bank Securities at +1 (866) 627-0391 (U.S. toll free), +1 (212) 250-2955 (U.S.) or + 44 20 7545 8011 (in London).

This announcement is for informational purposes only and does not constitute an offer to buy, or a solicitation of an offer to sell, any security. No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Offers are only being made pursuant to the Offer to Purchase. Holders of the Notes are urged to carefully read the Offer to Purchase before making any decision with respect to the Offers.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for, or otherwise invest in, New Notes in the United States.

This announcement is being made by Vodafone Group Plc and contains information that qualified or may have qualified as inside information for the purposes of (a) Article 7(1) of the Market Abuse Regulation (EU) 596/2014 ("MAR") as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the "EUWA") ("UK MAR"), encompassing information relating to the Offers described above. For the purposes of UK MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055 as it forms part of domestic law in the United Kingdom by virtue of the EUWA, this announcement is made by Maaike de Bie, Group General Counsel and Company Secretary of Vodafone.

Offer and Distribution Restrictions

Italy

None of the Offers, this announcement, the Offer to Purchase or any other documents or materials relating to the Offers have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa ("CONSOB") pursuant to Italian laws and regulations. Each Offer is being carried out in the Republic of Italy ("Italy") as an exempt offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended. Holders or beneficial owners of the Notes that are resident or located in Italy can tender Notes for purchase in the Offers through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of February 15, 2018, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with any other applicable laws and regulations and with any requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes and/or the Offers.

United Kingdom

The communication of this announcement and the Offer to Purchase and any other documents or materials relating to the Offers is not being made by and such documents and/or materials have not been approved by an "authorised person" for the purposes of section 21 of the Financial Services and Markets Act 2000 ("FSMA 2000"). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21(1) of the FSMA on the basis that it is only directed at and may only be communicated to: (1) persons who are outside of the United Kingdom; (2) investment professionals falling within the definition contained in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Financial Promotion Order"); (3) those persons who are existing members or creditors of the Company or other persons falling within Article 43(2) of the Financial Promotion Order; or (4) any other persons to whom such documents and/or materials may lawfully be communicated in accordance with the Financial Promotion Order (all such persons together referred to as "relevant persons"). This announcement, the Offer to Purchase and any other documents or materials relating to the Offers are only available to relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

France

The Offers are not being made, directly or indirectly, and none of this announcement, the Offer to Purchase or any other document or material relating to the Offers has been or shall be distributed, to the public in the Republic of France other than to qualified investors as defined in Article 2(e) of the Regulation (EU) 2017/1129 (the "Prospectus Regulation"). None of this announcement, the Offer to Purchase or any other document or materials relating to the Offers have been or will be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

Belgium

Neither this announcement, the Offer to Purchase nor any other brochure, documents or materials relating to the Offers has been, or will be, submitted or notified to, or approved or recognized by, the Belgian Financial Services and Markets Authority ("Autorité des services et marchés financiers"/"Autoriteit voor Financiële Diensten en Markten"). In Belgium, the Offers do not constitute a public offering within the meaning of Articles 3, §1, 1° and 6, §1 of the Belgian Law of April 1, 2007 on public takeover bids ("loi relative aux offres publiques d'acquisition"/"wet op de openbare overnamebiedingen"), as amended or replaced from time to time. Accordingly, the Offers may not be, and are not being advertised, and this announcement, the Offer to Purchase, as well as any brochure, or any other material or document relating thereto (including any memorandum, information circular, brochure or any similar document) may not, have not and will not be distributed or made available, directly or indirectly, to any person located and/or resident within Belgium, other than to "qualified investors" ("investisseurs qualifiés"/"qekwalificeerde belegge"), within the meaning of Article 2(e) of the Prospectus Regulation acting on their own account. Insofar as Belgium is concerned, the Offers are made only to qualified investors, as this term is defined above. Accordingly, the information contained in this announcement, the Offer to Purchase or in any brochure or any other document or material relating thereto may not be used for any other purpose or disclosed or distributed to any other person in Belgium.

General

This announcement does not constitute an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes in the Offers will not be accepted from Holders) in any circumstances in which such offer or solicitation or acceptance is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Offers to be made by a licensed broker or dealer and any Dealer Manager or any of the Dealer Managers' affiliates is such a licensed broker or dealer in any such jurisdiction, the Offers shall be deemed to be made by such Dealer Manager or such Dealer Manager's affiliate, as the case may be, on behalf of the Company in such jurisdiction.

Each tendering Holder participating in the Offers will be deemed to give certain representations in respect of the jurisdictions referred to above and generally as set out in the section titled "Description of the Offers-Procedures for Tendering Notes-Other Matters" in the Offer to Purchase. Any tender of Notes for purchase pursuant to the Offers from a Holder that is unable to make these representations will not be accepted. Each of the Company, the Dealer Managers and the Tender and Information Agent reserves the right, in its sole and absolute discretion, to investigate, in relation to any tender of Notes for purchase pursuant to the Offers, whether any such representation given by a Holder is correct and, if such investigation is undertaken and as a result the Company determines (for any reason) that such representation is not correct, such tender shall not be accepted.

Forward-Looking Information

This announcement contains certain forward-looking statements which reflect the Company's intent, beliefs or current expectations about the future and can be recognised by the use of words such as "expects," "will," "anticipate," or words of similar meaning. These forward-looking statements are not guarantees of any future performance and are necessarily estimates reflecting the best judgment of the senior management of the Company and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements, which include, without limitation, the risk factors set forth in the Offer to Purchase. The Company cannot guarantee that any forward-looking statement will be realised, although it believes it has been prudent in its plans and assumptions. Achievement of future results is subject to risks, uncertainties and assumptions that may prove to be inaccurate. Should known or unknown risks or uncertainties materialise, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances or to reflect the occurrence of unanticipated events, except as required by applicable law.

ENDS

About Vodafone
Vodafone is a leading European and African telecoms company.

We serve over 340 million mobile and broadband customers, operating networks in 15 countries with investments in a further five and partners in over 40 more. Our undersea cables transport around a sixth of the world's internet traffic, and we are developing a new direct-to-mobile satellite communications service to connect areas without coverage. Vodafone runs one of the world's largest IoT platforms, with 205 million IoT connections, and we provide financial services to around 88 million customers across seven African countries - managing more transactions than any other provider.

From the seabed to the stars, Vodafone's purpose is to keep everyone connected.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

For more information, please contact:
Investor Relations:	investors.vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: July 15, 2025	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary